UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-13148

Corporación Durango, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Potasio 150, Ciudad Industrial, Durango, C.P. 34220, Durango, Mexico
+52 (618) 814-1658

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

13⅛% Senior Notes due 2006
13 1/2% Senior Notes due 2008

(Title of each class of securities covered by this Form)

Series A Common Stock, without par value, or Series A Shares
Ordinary Participation Certificates, or CPOs, each representing one Series A Share
American Depositary Shares, or ADSs, each representing two CPOs

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities and Exchange Act of 1934, Corporación Durango, S.A. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 28, 2005	By:	/s/ Gabriel Villegas Salazar
		Name:	Gabriel Villegas Salazar
		Title:	General Counsel